(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-17840

For Period Ended: March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

New Horizons Worldwide, Inc.
Full Name of Registrant

Former Name if Applicable

1900 S. State College Boulevard
Address of Principal Executive Office (Street and Number)

Anaheim, CA 92806
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported by the Registrant in a Current Report on Form 8-K, dated March 16, 2005, the Registrant had to delay filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”) with the Securities and Exchange Commission because additional time was needed to prepare the Registrant’s consolidated financial statements for the year ended December 31, 2004, as well as management’s annual report on internal control over financial reporting. The Registrant has yet to file the 2004 Form 10-K, and, to ensure that the 2004 Form 10-K is filed as soon as possible, continues to devote a substantial amount of its resources to completing the aforementioned tasks and assisting the Registrant’s independent registered public accounting firm in completing its audit procedures in order to provide the Registrant with the required audit report and attestation report on management’s assessment of its internal control over financial reporting.

Due to the substantial time and effort management has devoted to the completion of the tasks required for filing the 2004 Form 10-K, management has been unable to perform the control procedures and develop the financial information necessary to prepare the information required to be included in the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005. As a result, the Registrant could not file that Form 10-Q within the prescribed time period without unreasonable effort or expense. At the present time, the Registrant is unable to determine the date on which it will file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005. However, it is known that the Registrant will be unable to file that Form 10-Q on or before May 16, the end of the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey S. Cartwright	(714)	940-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although it is possible that there will be a change in results of operations from the corresponding period of the prior fiscal year, because the Registrant has devoted, and continues to devote, its resources towards compiling the results of operations for the fiscal year ended December 31, 2004 for the filing of the 2004 Form 10-K, the Registrant cannot determine if a significant change in results of operations from the corresponding period of the prior fiscal year will be reported or quantify the extent of any such change at this time. Accordingly, a reasonable estimate of the results of the quarterly period ended March 31, 2005 cannot be made.

New Horizons Worldwide, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2005	By	/s/ Jeffrey S. Cartwright
Jeffrey S. Cartwright, SVP & Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).